Exhibit 99.1

Stevanato Group Reports Strong Third Quarter 2021 Revenue and Financial Results

and Updates Full Year 2021 Guidance

PIOMBINO DESE, Italy – November 9, 2021 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the third quarter 2021.

Third Quarter 2021 Highlights (compared to the same period last year)

●	Revenue grew 37% to €214.5 million driven by strong sales in both segments;
●

Net profit totaled €18.6 million and diluted EPS were €0.07, and both were tempered primarily by a discretionary, out-of-cycle bonus awarded to employees for their remarkable efforts over the last 18 months

●	Adjusted net profit increased 39% to €26.4 million; and adjusted diluted EPS were €0.10
●	Adjusted EBITDA grew 33% to €51.4 million; adjusted EBITDA margin was 24%;
●	Backlog increased to €834 million; and,
●

Based on year-to-date financial results and the visibility from backlog, the Company is increasing its revenue guidance and raising the bottom end of its ranges for adjusted diluted EPS and adjusted EBITDA.

Third quarter revenue increased 37% to €214.5 million compared to the same period last year driven by strong sales in both segments. Gross profit increased 34% to €63.3 million, but gross profit margin of 29.5% was tempered primarily by higher sales in the Engineering Segment which has a lower margin than the Biopharmaceutical and Diagnostic Solutions Segment.

In the third quarter, the Company awarded a discretionary bonus of €6.7 million to all staff to recognize their efforts over the past 18 months. The bonus was assumed in the Company’s 2021 guidance provided in the second quarter of 2021. The bonus adversely impacted operating profit, net profit, and diluted earnings per share (on a GAAP basis). In the third quarter, adjusted operating profit margin increased 80 basis points to 17%, adjusted net profit increased 39% to €26.4 million, and adjusted diluted EPS were €0.10.

As expected, approximately 16% of third quarter 2021 revenue was attributable to Covid-19. In the third quarter, high value solutions accounted for approximately 23% of consolidated revenue which was primarily due the rapid increase in revenue. This compares to 24% in the prior-year period. Based on the current backlog, the Company expects a higher revenue contribution from high value solutions in the fourth quarter of 2021 in terms of overall dollar amounts.

Franco Moro, Chief Executive Officer, stated, “We maintained strong momentum in the third quarter, driven by robust sales, a solid order pipeline and continued progress on our investments, innovation, and capacity expansion plans. Our Engineering Segment delivered better-than-expected results amid rising client demand, and we are pleased to increase our full year revenue guidance and raise the bottom end of the ranges for adjusted diluted EPS and adjusted EBITDA.”

Moro continued, “Looking ahead, we remain squarely focused on delivering an integrated end-to-end product portfolio, supported by our scientific and analytical processes and services, to meet the rising needs of customers across the entire drug life cycle – from pre-clinical development stages to commercialization. We will continue to invest in the business to deliver sustainable, organic growth to drive long-term shareholder value.”

Biopharmaceutical and Diagnostic Solutions Segment (BDS)

The Biopharmaceutical and Diagnostic Solutions Segment delivers a broad range of proprietary products, processes, and services for the containment and delivery of pharmaceutical and biotechnology drugs, reagents, and diagnostic consumables.

For the third quarter, BDS Segment revenue grew 31% to €172.8 million (third party sales) compared to the same period last year. Revenue growth was driven by a 32% increase from other containment and delivery solutions and a 29% increase in high value solutions which includes the Company’s proprietary EZ-Fill® syringes, vials, and cartridges. The segment continues to benefit from the favorable tailwind of Covid-19, and the Company’s leading position in the vaccine space. In the third quarter, high value solutions accounted for 28% of BDS Segment revenue, compared to 28.5% in the prior-year period. As a result of the high level of visibility from its current backlog, the Company expects a higher revenue contribution from its high value solutions in the fourth quarter of 2021.

For the third quarter of 2021, gross profit margin of 31.2% was tempered by product mix. The segment’s operating profit margin of 18.1% was impacted primarily by the out-of-cycle, discretionary bonus awarded to all staff during the third quarter of 2021. For the third quarter, adjusted operating profit margin for this segment was 21.3% compared to 21.2% in the prior year.

Engineering Segment

The Engineering Segment develops and manufactures equipment and technology for assembly, visual inspection, packaging, serialization, glass conversion, as well as comprehensive after-sales support to provide end-to-end solutions to the pharmaceutical, biotechnology and diagnostic manufacturing processes.

For the third quarter, Engineering Segment revenue increased by 67% to €41.8 million (third party sales) compared to the same period last year, driven by strong sales in its glass conversion and visual inspection machines that helped bolster this segment’s margins in the quarter.

For the third quarter, the segment’s gross profit margin increased to 15.4% compared to 11.9% last year. The segment’s operating profit margin grew to 7.1% and includes the unfavorable impact from the out-of-cycle, discretionary bonus. For the third quarter, adjusted operating profit margin for this segment was 9.0% compared to 0.6% for the same period last year.

Liquidity and Balance Sheet

The Company believes that it has adequate cash available to appropriately address its current liquidity needs. During the third quarter, the Company completed its initial public offering, and raised total primary net proceeds, including the overallotment, of approximately €380 million. As a result, the Company had a positive net financial position of €153.9 million and cash and cash equivalents totaled €428 million as of September 30, 2021.

For the third quarter, net cash generated from operating activities was €17.9 million which was adversely impacted by income tax payments of approximately €13.7 million and increased working capital needs to sustain growth. Cash paid for capital expenditures totaled €28.6 million during the quarter in support of the Company’s long-term strategic expansion plans. This resulted in a negative Free Cash Flow of €9.9 million for the third quarter of 2021.

Capital expenditures for fiscal 2021 are now expected to be lower than previously forecasted as some spending is expected to shift into fiscal 2022. Despite this shift, the Company’s investment plans remain on track.

Subsequent Events

Subsequent to September 30, 2021, the Company paid approximately €7.0 million to purchase the remaining 35% minority interest in Denmark-based SVM Automatik A/S which specializes in assembly, packaging machines, and serialization solutions to meet the needs of the bio-pharmaceutical and contract manufacturing industries.

Additionally, the Company sold its remaining minority holdings in Swissfillon, a provider of fill and finish services to the pharmaceutical and contract manufacturing industries, for a net profit of approximately €12.3 million, or €0.05 of diluted earnings per share which will be recognized in the fourth quarter. This non-recurring gain will be excluded from the Company’s 2021 guidance for adjusted diluted earnings per share.

The Company intends to reinvest the net proceeds into the business to support its long-term strategic growth platform.

Full Year 2021 Guidance

Based on the Company’s year-to-date financial results and the high level of visibility from backlog, the Company is increasing its revenue guidance and raising the bottom end of its ranges for adjusted diluted EPS and adjusted EBITDA for 2021.

The Company now expects:

●	Revenue in the range of €825 million to €835 million;
●	Adjusted diluted EPS in the range of €0.45 to €0.47 (assuming weighted average shares outstanding of approximately 252.7 million); and
●	Adjusted EBITDA in the range of €214 million to €217 million.

The Company intends to provide 2022 guidance when it issues year-end results in March 2022.

Conference Call and Webcast

The Company will host a conference call to discuss the financial results at 8:30 a.m. Eastern Time (14:30 CET) on November 9, 2021. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Financial Results” page, under the Financial Information tab of the Company’s Investor Relations section of its website. To participate on the call please dial:

United States: 855 979 6654

United Kingdom: 0800 640 6441

Canada: 833 294 2546

Italy: 800 684 570

International: +44 20 3936 2999

Access Code: 659819

Preregistration:

Listeners are encouraged to preregister for the call via the following link:

https://www.incommglobalevents.com/registration/client/8953/stevanato-q3-earnings-call/, whereupon you will be provided with a unique dial-in number and access code.

For Participants that do not preregister:

A live broadcast of the conference call will also be available online at the following link:

www.incommuk.com/customers/online (access code 659819).

Replay:

An online archive of the broadcast will be available at the website shortly after the live call and will be available through Tuesday 23 November 2021. The recording will be accessible via the following link: https://www.incommglobalevents.com/replay/6910/stevanato-q3-earnings-call/ (access code 889042).

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com

Forward-Looking Statements

This press release contains certain forward-looking statements which include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, and other similar terminology. Forward-looking statements contained in this prospectus include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses, and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; and our goals, strategies, and investment plans. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements : (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) significant interruptions in our operations could harm our business, financial condition and results of operations; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors; and (xi) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors. This list is not exhaustive.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. This press release also contains certain estimates regarding the Company’s future prospects and performance, including, but not limited to, future revenues and earnings per share, capital deployment. All such statements and projections are based upon current expectations of the Company and involve a number of business risks and uncertainties. The Company disclaimers any current intention to update such guidance, except as required by law.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, see Part II, Item 1A. entitled “Risk Factors” in the Company’s Quarterly Report on Form 6-K for the quarterly period ended June 30, 2021 and “Risk Factors” in our registration statement on Form F-1, dated July 16, 2021 and which was filed with the U.S. Securities and Exchange Commission in accordance with Rule 424(b) of the Securities Act of 1933, as amended, on July 16, 2021.

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months				For the nine months

	ended September 30,				ended September 30,

	2021	%	2020	%	2021	%	2020	%
Revenue	214.5	100.0%	157.1	100.0%	611.3	100.0%	455.3	100.0%

Cost of sales	151.3	70.5%	109.8	69.9%	419.0	68.5%	319.7	70.2%

Gross Profit	63.3	29.5%	47.2	30.1%	192.4	31.5%	135.6	29.8%

Other operating Income	1.7	0.8%	0.6	0.4%	7.2	1.2%	2.7	0.6%

Selling and Marketing Expenses	4.7	2.2%	4.1	2.6%	16.0	2.6%	15.4	3.4%

Research and Development Expenses	7.4	3.4%	4.7	3.0%	20.1	3.3%	12.5	2.7%

General and Administrative Expenses	24.7	11.5%	16.3	10.4%	44.7	7.3%	45.1	9.9%

Operating Profit	28.2	13.2%	22.7	14.4%	118.8	19.4%	65.2	14.3%

Finance Income	2.1	1.0%	2.4	1.5%	6.4	1.0%	11.9	2.6%

Finance Expense	8.0	3.7%	3.6	2.3%	13.7	2.2%	17.2	3.8%

Share of Profit of an Associate	0.2	0.1%	0.2	0.1%	0.5	0.1%	0.4	0.1%

Profit Before Tax	22.4	10.4%	21.7	13.8%	112.0	18.3%	60.3	13.2%

Income Taxes	3.8	1.8%	5.1	3.2%	22.3	3.7%	15.7	3.5%

Net Profit	18.6	8.7%	16.6	10.6%	89.7	14.7%	44.6	9.8%

Earnings per share

Basic earnings per common share	0.07		0.07		0.36		0.19

Diluted earnings per common share	0.07		0.07		0.36		0.19

Average common shares outstanding	264.5		240.5		248.7		240.5

Average shares assuming dilution	264.5		240.5		248.7		240.5

Reported Segment Information

(Amounts in € million, except per share data)

(Unaudited)

	As at and for the three months ended September 30, 2021

	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	172.8	41.8	-	214.5

Inter-Segment	0.3	17.7	(18.0)	-

Revenue	173.1	59.5	(18.0)	214.5

Gross Profit	53.9	9.2	0.2	63.3

Gross Profit Margin	31.2%	15.4%		29.5%

Operating Profit	31.3	4.2	(7.3)	28.2

Operating Profit Margin	18.1%	7.1%		13.2%

	As at and for the three months ended September 30, 2020

	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	132.1	25.0	-	157.1

Inter-Segment	0.1	10.3	(10.4)	-

Revenue	132.2	35.3	(10.4)	157.1

Gross Profit	43.7	4.2	(0.7)	47.2

Gross Profit Margin	33.1%	11.9%		30.1%

Operating Profit	25.3	0.2	(2.8)	22.7

Operating Profit Margin	19.1%	0.6%		14.4%

	As at and for the nine months ended September 30, 2021

	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	508.2	103.2	-	611.3

Inter-Segment	0.8	39.3	(40.1)	-

Revenue	509.0	142.4	(40.1)	611.3

Gross Profit	168.8	25.6	(2.0)	192.4

Gross Profit Margin	33.2%	18.0%		31.5%

Operating Profit	111.2	12.0	(4.4)	118.8

Operating Profit Margin	21.8%	8.4%		19.4%

Reported Segment Information (Continued)

(Amounts in € million, except per share data)

(Unaudited)

	As at and for the nine months ended September 30, 2020

	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	394.9	60.4	-	455.3

Inter-Segment	0.5	38.1	(38.7)	-

Revenue	395.4	98.5	(38.7)	455.3

Gross Profit	123.6	14.9	(2.9)	135.6

Gross Profit Margin	31.3%	15.1%		29.8%

Operating Profit	71.6	3.4	(9.8)	65.2

Operating Profit Margin	18.1%	3.4%		14.3%

Consolidated Statement of Financial Position (Unaudited)

(Amounts in € millions)

(Amounts in € millions)	As of September 30, 2021	As of December 31, 2021

- Intangible assets	79.2	81.1

- Right of use assets	23.3	25.4

- Property, plant and equipment	353.5	313.7

- Other non-current financial assets	5.0	8.1

- Deferred tax assets	52.2	45.6

Non-current assets	513.2	473.9

- Inventories	148.3	139.4

- Contract Assets	64.5	39.4

- Trade receivables	154.7	127.8

- Trade payables	(130.4)	(118.7)

- Advances from customers	(30.2)	(48.4)

- Contract Liabilities	(13.9)	(5.0)

Trade working capital	193.0	134.5

- Other liabilities (net of receivables)	(38.0)	(33.8)

Net working capital	155.0	100.7

- Deferred tax liabilities	(13.9)	(11.6)

- Employees benefits	(11.0)	(29.7)

- Provisions	(4.0)	(4.4)

- Other non-current liabilities	(1.8)	(1.8)

Total non-current liabilities and provisions	(30.7)	(47.5)

Capital employed	637.6	527.0

Net debt	153.9	(216.9)

Equity	(791.5)	(310.1)

Total equity and net debt	(637.6)	(527.0)

Cash Flow (Unaudited)

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,

	2021	2020	2021	2020

Cash flow from operating activities	17.9	50.1	77.9	94.8

Cash flow used in investing activities	(28.6)	(20.8)	(75.3)	(64.3)

Cash flow from/ (used in) financing activities	337.1	(20.7)	307.3	(0.2)

Net change in cash and cash equivalents	326.4	8.6	309.8	30.2

Non-GAAP Financial Information

This press release contains non-GAAP measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, CAPEX, Adjusted Diluted EPS, Net Debt, and Free Cash Flow. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Reconciliation of Non-GAAP Measures (Unaudited)

Reconciliation of Revenue to Constant Currency Revenue (Unaudited)

(Amounts in € millions)

Three months ended September 30, 2021	Biopharmaceutical and Diagnostic Solutions	Engineering

Reported Revenue (IFRS GAAP)	172.8	41.8

Effect of changes in currency translation rates	(1.7)	(0.1)

Organic Revenue (Non-IFRS GAAP)	171.1	41.7

Nine months ended September 30, 2021	Biopharmaceutical and Diagnostic Solutions	Engineering

Reported Revenue (IFRS GAAP)	508.2	103.2

Effect of changes in currency translation rates	8.1	(0.2)

Organic Revenue (Non-IFRS GAAP)	516.3	103.0

Reconciliation of EBITDA (Unaudited)

(Amounts in € millions)

	For the three months ended September, 30		Change	For the nine months ended September 30,		Change

	2021	2020	%	2021	2020	%

Net Profit	18.6	16.6	12.1%	89.7	44.6	101.2%

Income Taxes	3.8	5.1	(25.7%)	22.3	15.7	42.0%

Finance Income	(2.1)	(2.4)	(14.4%)	(6.4)	(11.9)	(46.4%)

Finance Expenses	8.0	3.6	126.2%	13.7	17.2	(20.4%)

Share of Profit of an Associate	(0.2)	(0.2)	(4.5%)	(0.5)	(0.4)	47.4%

Operating Profit	28.2	22.7	24.4%	118.8	65.2	82.1%

Depreciation and Amortization	14.9	13.2	13.1%	41.3	38.9	6.2%

EBITDA	43.2	35.9	20.3%	160.1	104.1	53.8%

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Net Income,

Taxes, Net Profit, and Diluted EPS (Unaudited)

(Amounts in € millions, except per share data)

Three months ended September 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	43.2	28.2	3.8	18.6	0.07

Adjusting items:

Restructuring and related charges (1)	0.2	0.2	0.1	0.1	0.00

Incentive Plans Settlement (2)	0	0	0	0	-

IPO costs (3)	0.7	0.7	0.2	0.5	0.00

Out-of-cycle bonus to personnel (4)	6.7	6.7	1.8	4.9	0.02

Foreign exchange loss for derivates on IPO proceeds (5)	0	0	1.0	3.3	0.01

Start-up costs U.S. plant (6)	0.6	0.6	0.2	0.5	0.00

Patent Box (7)	0	0	1.6	(1.6)	(0.01)

Adjusted	51.4	36.5	8.6	26.4	0.10

Adjusted Margin	24.0%	17.0%

Nine months ended September 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	160.1	118.8	22.3	89.7	0.36

Adjusting items:

Restructuring and related charges (1)	1.2	1.2	0.3	0.9	0.00

Incentive Plans Settlement (2)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)

IPO costs (3)	0.7	0.7	0.2	0.5	0.00

Out-of-cycle bonus to personnel (4)	6.7	6.7	1.8	4.9	0.02

Foreign exchange loss for derivates on IPO proceeds (5)	-	-	1.0	3.3	0.01

Start-up costs U.S. plant (6)	0.6	0.6	0.2	0.5	0.00

Patent Box (7)	-	-	7.1	(7.1)	(0.03)

Adjusted	159.4	118.1	28.2	87.5	0.35

Adjusted Margin	26.1%	19.3%

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Net Income,

Taxes, Net Profit, and Diluted EPS (Unaudited) (Continued)

(Amounts in € millions, except per share data)

Three months ended September 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	35.9	22.7	5.1	16.6	0.07

Adjusting items:

Litigation Costs (8)	2.7	2.7	0.8	2.4	0.01

Adjusted	38.6	25.4	5.9	19.0	0.08

Adjusted Margin	24.6%	16.2%

Nine months ended September 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	104.1	65.2	15.7	44.6	0.19

Adjusting items:

Litigation Costs (8)	2.7	2.7	0.8	2.4	0.01

Adjusted	106.8	67.9	16.5	46.9	0.20

Adjusted Margin	23.5%	14.9%

(1)

During the three and the nine months ended September 30, 2021, the Group recorded €0.2 million and €1.2 million respectively in restructuring and related charges for the consolidation of Balda plants in the U.S.

(2)

During the nine months ended September 30, 2021, the Group recorded €9.9 million, within general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers. The three months ended September 30, 2021, are not affected by this non-recurring item.

(3)

During the three and the nine months ended September 30, 2021, the Group recorded €0.7 million, within general and administrative expenses, relating to the listing of Stevanato Group S.p.a. ordinary shares on the NYSE.

(4)	During the three and the nine months ended September 30, 2021, the Group granted a €6.7 million discretionary, out-of-cycle, discretionary bonus to employees.

(5)	During the three and the nine months ended September 30, 2021, the Group recorded €4.3 million, as foreign exchange loss for derivates on IPO proceeds.

(6)	During the first three quarters of 2021, the Group recorded €0.6 million start-up costs to further the construction of the new plant in Fisher, Indiana, United States.

(7)

During the first three quarters of 2021, the Group reached an agreement with the Italian Tax Agency regarding the so-called “Patent box regime”, resulting in a retroactive €7.1 million tax saving for the financial years 2016-2020. The tax benefit was accounted for as €5.5 million for the three months ended March 31, 2021, based on our estimates. We accounted for an additional accrual of €1.6 million for the three months ended September 30, 2021, due to the timing of the ruling by the Italian Tax Agency.

(8)

During the first three quarters of 2020, the Group recorded €2.7 million related to litigation costs arising from a lawsuit brought by Clere BSD GmbH in connection with the payment of certain transfer fees for the acquisition of a patent by Balda AG, one of the Group’s subsidiaries.

Reconciliation of Segment Operating Profit (Unaudited)

(Amounts in € millions)

	Biopharmaceutical and Diagnostic Solutions	Engineering

Three months ended September 30, 2021	Operating Profit	Operating Profit

Reported	31.3	4.2

Adjusting items:

Restructuring and related charges (9)	0.2	-

Out-of-cycle bonus to personnel (10)	4.8	1.1

Start-up costs U.S. plant (11)	0.5	-

Adjusted	36.8	5.4

Adjusted Margin	21.3%	9.0%

	Biopharmaceutical and Diagnostic Solutions	Engineering

Nine months ended September 30, 2021	Operating Profit	Operating Profit

Reported	111.2	12.0

Adjusting items:

Restructuring and related charges (9)	1.2	-

Out-of-cycle bonus to personnel (10)	4.8	1.1

Start-up costs U.S. plant (11)	0.5	-

Adjusted	117.7	13.2

Adjusted Margin	23.1%	9.2%

	Biopharmaceutical and Diagnostic Solutions	Engineering

Three months ended September 30, 2020	Operating Profit	Operating Profit

Reported	25.3	0.2

Adjusting items:

Litigation Costs (12)	2.7	-

Adjusted	28.0	0.2

Adjusted Margin	21.2%	0.6%

	Biopharmaceutical and Diagnostic Solutions	Engineering

Nine months ended September 30, 2020	Operating Profit	Operating Profit

Reported	71.6	3.4

Adjusting items:

Litigation Costs (12)	2.7	-

Adjusted	74.3	3.4

Adjusted Margin	18.8%	3.4%

(9)

During the three and the nine months ended September 30, 2021, the Group recorded €0.2 million and €1.2 million respectively in restructuring and related charges for the consolidation of Balda plants in the U.S. These costs impacted only Biopharmaceutical and Diagnostic Solutions Segment.

(10)

During the three and the nine months ended September 30, 2021, the Group granted a €6.7 million a discretionary, out-of-cycle discretionary bonus to employees of which €4.8 million impacted Biopharmaceutical and Diagnostic Solutions Segment and €1.1 million impacted Engineering Segment.

(11)

During the first three quarters of 2021, the Group recorded €0.6 million start-up costs to further the construction of the new plant in Fisher, Indiana, United States of which €0.5 impacted Biopharmaceutical and Diagnostic Solutions Segment.

(12)

During the first three quarters of 2020, the Group recorded €2.7 million related to litigation costs arising from a lawsuit brought by Clere BSD GmbH in connection with the payment of certain transfer fees for the acquisition of a patent by Balda AG, one of the Group’s subsidiaries.

Free Cash Flow (Unaudited)

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,

	2021	2020	2021	2020

Cash Flow from Operating Activities	17.9	50.1	77.9	94.8

Interest paid	0.9	1.7	3.1	4.2

Interest received	(0.1)	(0.1)	(0.5)	(0.5)

Purchase of property, plant, and equipment	(27.3)	(19.4)	(71.4)	(60.8)

Purchase of intangible assets	(1.3)	(1.4)	(3.4)	(3.5)

Free Cash Flow	(9.9)	30.9	5.8	34.2

Reconciliation of 2021 Guidance for Adjusted EBITDA, Adjusted Operating Profit, Adjusted Net Profit

and Adjusted Diluted EPS (Unaudited)

(Amounts in € millions, except per share data)

	EBITDA	Operating Profit	Net Profit	Diluted EPS

Reported	214.2-217.2	157.2-160.2	127.8-132.9	0.51-0.53

Adjusting items

Restructuring and Related charges	1.2	1.2	0.9	0.00

Incentive plans settlement	(9.9)	(9.9)	(5.1)	(0.02)

Tax incentive - Patent Box			(7.1)	(0.03)

Out-of-cycle bonus to personnel	6.7	6.7	4.9	0.02

IPO costs	0.7	0.7	0.5	0.00

Foreign exchange loss for derivates on IPO proceeds			3.3	0.01

Start-up costs U.S. plant	1.1	1.1	0.8	0.00

Gain from sales of minority (Swissfillon)			(12.3)	(0.05)

Adjusted	214 - 217	157-160	113.7-118.8	0.45 - 0.47

Contacts:

Media	Investor Relations
Stevanato Group	Lisa Miles
media@stevanatogroup.com	lisa.miles@stevanatogroup.com

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